FORM 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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(Print or Type Responses)
1. Name and Address of Reporting Person* Harper, C. C.	2. Issuer Name and Ticker or Trading Symbol Modine Manufacturing Company - MODI						6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
								Director	10% Owner
							X	Officer (give title below)	Other (specify below)
Chief Information Officer
(Last) (First) (Middle) Modine Manufacturing Company 1500 DeKoven Avenue	3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary) ###-##-####		4. Statement for Month/Day/Year 1/06/03				7. Individual or Joint/Group Filing (Check Applicable Line)
			5. If Amendment, Date of Original (Month/Day/Year)				X	Form filed by One Reporting Person
(Street) Racine WI 53403								Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/ Day/ Year)	3. Trans- action Code (Instr.8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Owner- ship (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock, $0.625 Par	1/06/03		A		3,000	A	-0-
	(1)		J(1)		0.0228		(1)
	(2)		J(2)		77.2884		(2)
	(3)		J(3)		101.3487		(3)	10,453.8294 (4) (5) (6)	D

(1) The acquisition of 0.0228 shares were made from 4/1/02 thru 12/13/02 at prices ranging from $18.96 to $27.15 per share under the Modine Employee Stock Ownership Plan (ESOP), which Plan is a Rule 16b-3 Plan.
(2) The reported securities of 77.2884 Modine Common Stock Fund Units (Modine 401(k) Retirement Plan) were purchased from 4/1/02 thru 1/02/03 at prices ranging from $16.44 to $29.01 per Unit. Each Unit consists of Modine common stock and cash components.
(3) The reported securities of 101.3487 Modine Common Stock Fund Units (Modine Deferred Compensation Plan) were purchased from 4/1/02 thru 1/02/03 at prices ranging from $16.44 to $29.01 per Unit. Each Unit consists of Modine common stock and cash components.
(4) Includes 1,035.0127 shares owned thru the ESOP.
(5) Includes 948.6802 Units owned thru the Modine 401(k) Retirement Plan. Each Unit consists of Modine common stock and cash components.
(6) Includes 634.1365 Units owned thru the Modine Deferred Compensation Plan. Each Unit consists of Modine common stock and cash components.

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*	If the form is filed by more than one reporting person, see Instruction 4(b)(v).
	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.	(Over) SEC 1474 (9-02)

FORM 4 (continued)	Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr.8)		5. Number of Deriv- ative Securities Ac- quired (A) or Dis- posed of (D) (Instr. 3, 4 and 5)		6. Date Exer- cisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Deriv- ative Secur- ity (Instr. 5)	9. Number of deriv- ative Secur- ities Bene- ficially Owned Follow- ing Reported Trans- action(s) (Instr. 4)	10. Owner- ship Form of Deri- vative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Benefi- cial Owner- ship (Instr. 4)
				Code	V	(A)	(D)	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares
Options with tandem tax withholding rights	$33.9375	1/21/98		A		3,000		1/21/ 1998	1/21/ 2008	Common Stock	3,000		3,000	D
Options with tandem tax withholding rights	$33.25	1/20/99		A		5,000		1/20/ 1999	1/20 2009	Common Stock	5,000		5,000	D
Options with tandem tax withholding rights	$25.00	1/19/00		A		7,500		1/19/ 2000	1/19/ 2010	Common Stock	7,500		7,500	D
Options with tandem tax withholding rights	$22.78	1/16/02		A		10,000		1/16/ 2002	1/16/ 2012	Common Stock	10,000		10,000	D
Options with tandem tax withholding rights	$18.53	1/06/03		A		5,600		1/06/ 2003	1/06/ 2013	Common Stock	5,600		5,600	D
Explanation of Responses:

    The plans under which these options were granted, which complies with Rule 16b-3, allows for the provision of tax withholding rights.
    The Reporting Person is a participant in the Modine Employee Stock Ownership Plan (ESOP), Modine Common Stock Fund Units and the Modine Manufacturing Company Pension Trusts. The entities (with the exception of the Modine Common Stock Fund) are also Reporting Persons pursuant to Section 16(a) and files separate statements. Shares held by the Reporting Person in the Plan or Trust are reported on this Statement and on statements filed by the Plan.

		/s/ Carlton C. Harper	January 9, 2003

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations.	**Signature of Reporting Person	Date
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
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